UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

The Spain Fund, Inc. (SNF)

(Name of Issuer)

Common Stocks

(Title of Class of Securities)

846330108

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 846330108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  132,785

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  132,785

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

132,785

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

1.49%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

The Spain Fund, Inc.
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, NY 10105

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 132,785 shares of The Spain Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 1.49% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the The Spain Fund, Inc. fits the investment guidelines for various Accounts. Shares have been acquired since July 11, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 132,785 shares or 1.49% of the outstanding shares. George W. Karpus presently owns 1,515 shares. Mr. Karpus purchased shares on July 11, 2008 at $9.00 (80 shares), July 14, 2008 at $9.17 (5 shares), July 21, 2008 at $9.38 (25 shares), July 23, 2008 at $9.39 (40 shares), July 24, 2008 at $9.13 (25 shares), July 25, 2008 at $9.05 (25 shares), September 3, 2008 at $8.39 (25 shares), September 5, 2008 at $7.86 (50 shares), September 16, 2008 at $7.09 (25 shares), September 17, 2008 at $7.08 (150 shares), September 18, 2008 at $6.92 (445 shares), September 29, 2008 at 7.05 (50 shares), September 30, 2008 at $6.86 (90 shares), October 6, 2008 at $5.85 (275 shares), October 7, 2008 at $6.01 (20 shares), October 8, 2008 at $5.68 (30 shares), October 10, 2008 at $4.46 (115 shares), and on December 8, 2008 at $4.79 (40 shares). Dana R. Consler presently owns 105 shares. Mr. Conlser purchased shares on September 17, 2008 at $7.08 (25 shares), September 18, 2009 at $6.92 (30 shares), and on October 6, 2008 at $5.85 (50 shares). JoAnn Van Degriff presently owns 25 shares. Ms. Van Degriff purchased shares on October 10, 2008 at $4.46 (25 shares). None of the other principals of KIM presently own shares of SNF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 06/05/09 (125)  $5.47
 06/10/09 (195)  $5.52
 06/11/09 2350   $5.60
 06/12/09 650   $5.61
 06/23/09 (40)  $5.46
 06/24/09 (180)  $5.56
 06/25/09 (90)  $5.51
 06/30/09 (40)  $5.58
 07/27/09 (125)  $6.08
 07/31/09 820   $6.22
 08/03/09 250   $6.39
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the SNF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased SNF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on August 5, 2009. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   August 6, 2009

EXHIBIT 1
Letter to the Fund
Transmitted August 5, 2009

The Board of Directors          August 5, 2009
The Spain Fund, Inc.
1345 Avenue of the Americas, 41st Floor
New York, New York 10105
Attn: Emilie D. Wrapp, Secretary

Re: The Spain Fund, Inc. (the "Fund" NYSE: SNF)

Dear Board Members:
We have read your press release of July 31, 2009 and are extremely disappointed with your decision to approve the suspension of the Fund's managed distribution policy, effective after the distribution in the third quarter of 2009.

Your original premise to install this policy gave shareholders both capital appreciation and income validation, as well as the inference that the Fund was concerned with continually enhancing shareholder value. With these effects no longer being provided, our concern going forward is that current shareholders will be penalized by a widening discount to net asset value.

As a validation for our concerns, history has displayed that tampering with a fund's distribution policy disheartens shareholders and pressures the price of the security. For example, the Zweig family of funds went from a fixed 10% annual distribution to a variable distribution policy. This impacted both the Zweig Fund and the Zweig Total Return Fund. In fact, on July 14, 2003 (shortly after the announcement) ZF was trading at net asset value and within three weeks the ZF discount to net asset value fell to 14% on August 6, 2003. ZF took three and a half years before it recovered to trading at net asset value after KIM influenced management to reinstate the distribution. We do not want to witness similar effects with the discount to net asset value of SNF.

Consequently, we strongly urge you consider these facts before you proceed with the revocation of the managed distribution policy for the Fund.
Sincerely,

/s/
Mitchell Thomas
International Equities Analyst/Portfolio Manager